UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Valneva SE

(Name of Issuer)

Ordinary Shares, nominal value €0.15 per share

(Title of Class of Securities)

92025Y103 (American Depositary Shares, each representing two ordinary shares)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2024

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3% of the Ordinary Shares; 9.6% of the Voting Rights[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 13, 2024, as reported by Valneva SE on September 13, 2024.

CUSIP No. 92025Y103
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3% of the Ordinary Shares; 9.6% of the Voting Rights[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 13, 2024, as reported by Valneva SE on September 13, 2024.

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,639,886 Ordinary Shares; 17,259,364 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3% of the Ordinary Shares; 9.6% of the Voting Rights[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 13, 2024, as reported by Valneva SE on September 13, 2024.

CUSIP No. 92025Y103
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,113,834 Ordinary Shares; 22,733,312 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,113,834 Ordinary Shares; 22,733,312 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,113,834 Ordinary Shares; 22,733,312 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% of the Ordinary Shares; 12.7% of the Voting Rights[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 13, 2024, as reported by Valneva SE on September 13, 2024.

CUSIP No. 92025Y103
1	Name of Reporting Person CDC Croissance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,473,240 Ordinary Shares; 5,473,240 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,473,240 Ordinary Shares; 5,473,240 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,473,240 Ordinary Shares; 5,473,240 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.3% of the Ordinary Shares; 3.1% of the Voting Rights[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 13, 2024, as reported by Valneva SE on September 13, 2024.

This Amendment No. 2 (this “Amendment”) is being filed by Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), Caisse des dépôts et consignations, a French special public entity (établissement spécial) (“CDC”) and CDC Croissance S.A., a société anonyme incorporated under the laws of the Republic of France (“CDC Croissance”) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Statement on Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2022, by the Reporting Persons (other than CDC Croissance), as amended by Amendment No. 1 filed with the SEC on June 30, 2023, by the Reporting Persons (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Ordinary Shares, nominal value €0.15 per share (the “Ordinary Shares”) of Valneva SE (the “Issuer”). The Issuer’s principal executive offices are located at 6 rue Alain Bombard, 44800 Saint-Herblain, France.

Item 2.	Identity and Background.

Item 2 is hereby revised and supplemented with the following:

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance, CDC, EPIC, and CDC Croissance respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby revised and supplemented with the following:

CDC Croissance used its working capital to purchase the Ordinary Shares.

Item 4.	Purpose of Transaction.

Item 4 is hereby revised and supplemented with the following:

From June 1, 2024 through September 17, 2024, CDC Croissance purchased 902,528 ordinary shares in the open market. The details of certain purchases by CDC Croissance are provided in Item 5 below.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby revised and supplemented with the following:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity, which is incorporated herein by reference.

As of September 17, 2024, (i) Bpifrance Participations held directly 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, and (ii) CDC Croissance held, through CDC PME CROISSANCE, 5,473,240 Ordinary Shares and 5,473,240 Voting Rights. Neither Bpifrance nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, indirectly through its joint ownership and control of Bpifrance, (y) 5,473,240 Ordinary Shares and 5,473,240 Voting Rights, indirectly through its ownership of CDC Croissance and (z) 708 Ordinary Shares and 708 Voting Rights, indirectly through its ownership of CNP Assurances.

The ownership percentages are calculated based on 162,276,901 Ordinary Shares outstanding and 178,894,368 Voting Rights as of September 15, 2024, as reported by the Issuer on September 15, 2024.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2, other than as described in this Amendment below:

CDC Croissance effected the following transactions:

Date	Transaction	Amount of Shares	Per Share Price (EUR)	How Effected
6/5/2024	Purchase	50,262	4.12	Open Market
6/6/2024	Purchase	8,635	4.15	Open Market
6/12/2024	Purchase	39,000	3.70	Open Market
6/13/2024	Purchase	39,000	3.75	Open Market
7/10/2024	Purchase	191,500	3.20	Open Market
7/11/2024	Purchase	24,131	3.24	Open Market
9/17/2024	Subscription to the share capital	550,000	6.22

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of September 19, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2024
Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse des dépôts et consignations

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

CDC Croissance S.A.

	By:	/s/ Aude de Lardemelle
	Name:	Aude de Lardemelle
	Title:	Executive Director

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance
MARION CABROL	Director, Investment manager at the Department of strategic holdings at Caisse des Dépôts
REMI FOURNIAL	Director, Head of M&A at Group Caisse des Dépôts
FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF
FRENCH STATE represented by GUILEMETTE KREIS	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)
CLEMENT ROBERT	Director, head of the Business Financing and Development Office, Direction Générale du Trésor (French Treasury)
CHLOE MAYENOBE	Director, Chief Operating Officer at Thunes
CAROLINE PAROT	Director, CEO of Technicolor Creative Studios
ARNAUD DELAUNAY	Director, deputy Director for Innovation in the General Directorate for Companies of the Ministry of Economy and Finance
PIERRE AUBOUIN	Director, Director of the Infrastructure and Mobility Department of the Investment, Division of Banque des Territoires

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer
JOSÉ GONZALO	Executive Director
PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. (f/k/a BPI-Groupe (bpifrance)) are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts
NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Director, Chief Executive Officer of Bpifrance
ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)
MARIE DELEAGE	Director representing the employees of Bpifrance S.A.
PHILIPPE BAYEUX	Director representing the employees of Bpifrance S.A.
PIERRE-ANDRE DE CHALENDAR	Director, Chairman of Saint-Gobain
CLAIRE DUMAS	Director, Finance Director at Société Générale
SOPHIE STABILE	Director, CFO at Groupe Lagardère
ANNE LAURENT	Director, Deputy Director of the Ecole nationale superieure des mines de Paris
ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts
MARION CABROL	Director, Investment manager in the Department of strategic holdings at Caisse des Dépôts
STEPHANIE PERNOD	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, in charge of the economy, relocation, regional and digital preference
NATHALIE TUBIANA	Director, Head of finance and sustainable policy of Caisse des Dépôts Group
CLAIRE CHEREMETINSKI	Director, Advisor to the Director of the French Treasury

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts
OLIVIER SICHEL	Executive Vice President of Caisse des Dépôts and Director of Banque des Territoires
NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance
VIRGINIE CHAPRON DU JEU	Risk Director of Caisse des Dépôts Group
PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department
NATHALIE TUBIANA	Head of finance and sustainable policy of Caisse des Dépôts Group
OLIVIER MAREUSE	Director of Assets Management - Director of Savings Funds at Caisse des Dépôts
CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts Group
SOPHIE QUATREHOMME	Group Corporate Communications Director
ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts
MARIE-LAURE GADRAT	Chief of staff to the Chief Executive Director
MARIANNE KERMOAL-BERTHOME	Director of Social Policies
AURÉLIE ROBINEAU-ISRAĒL	Caisse des Dépôts Group Human Resources Director

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance (f/k/a EPIC BPI-Groupe) are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance
ESTELLE DHONT-PELTRAULT	Director, assistant to the Head of the Innovation, Technology Transfer and Regional Action Department in the General Directorate for Research and Innovation
ARMEL CASTETS	Director, Deputy Director for trade finance
ARNAUD WIEBER	Director, Head of the office for Energy, Investments, Industry and Innovation in the General Directorate for Budget of the Ministry of Economy and Finance
EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)
GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment
DAVID HELM	Director, Head of Innovation Financing and Intellectual Property in the General Directorate for Companies of the Ministry of Economy and Finance

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CDC CROISSANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of CDC Croissance S.A. are set forth below. The business address of each director and executive officer is CDC Croissance S.A., 209, rue de l’Université, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
OLIVIER MAREUSE	Chief Investment Officer and Director of Saving Funds at Caisse des Dépôts.
LAURENCE GIRAUDON	Director, Chief Operating Officer, Finance and Operations Department, Asset Management Division
GILLES HAYEM	Director, Head of Listed Equities Portfolio Management, Asset Management Division at Caisse des Dépôts
FLORENCE BONNEVAY	Director, Chief Executive Officer of Allesens
NICOLAS FOURT	Director, Chief Risk Officer and ISR Director of Sienna Private Credit

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
AUDE DE LARDEMELLE	Chief Executive Director